EXHIBIT 10.2


CCG Investor Relations                                  Retalix Ltd.
Crocker Coulson, President                              Barry Shaked, CEO
(310) 231-8600                                          Danny Moshaioff, CFO
crocker.coulson@ccgir.com                               (011) 972-9-776-6677
                                                        (760) 931-6940


FOR IMMEDIATE RELEASE
---------------------

                Retalix Partners with Belltech to Provide Retalix
                     Solutions in Argentina, Chile and Peru



     Partnership with Chile-based IT provider delivers POS, store operations and replenishment solutions to South Cone retailers

Ra'anana, Israel, December 20, 2005 - Retalix(R) Ltd. (NASDAQ: RTLX) announced today that it has entered into a partnership with Belltech, a technology and services company based in Chile, to market and support Retalix POS, store operations and replenishment solutions in Argentina, Chile and Peru.


As part of the agreement, Belltech formed a retail team that will focus on sales and support of Retalix solutions in Argentina, Chile and Peru. Retalix and Belltech have a number of early prospects in those countries that are currently evaluating Retalix's solutions.


Belltech is a prominent provider of advanced IT and communications solutions in South America with more than 500 customers. To address high customer demand in the retail industry, Belltech partnered with Retalix to deliver market leading enterprise software applications that will satisfy the requirements of Latin American retail chains for world-class, integrated software solutions.


                           o Retalix StoreLine(TM) is an advanced in-store solution that addresses grocery industry requirements by offering hardware-independent POS, back office and mobile functionality, ease of use, system robustness and the ability to process critical data in real time across multiple sales channels and formats.


                           o Retalix StorePoint(TM) is a comprehensive family of applications, which provide operators of convenience stores, fueling stations and quick service restaurants with the flexibility to support their multi-concept sites, combining various food service, fuel and retail formats, with one integrated solution.


                           o Retalix PocketOffice(TM) is a suite of integrated mobile applications, which allow operators to perform many back-office operations without leaving their floor locations.


                           o Retalix DemandAnalytx(TM) is a Demand Forecasting and Replenishment solution that enables retailers to improve product availability, inventory management and overall supply chain efficiency. DemandAnalytX utilizes unique algorithms to interpret POS sales and inventory data, and forecast store-level demand and optimize replenishment orders, while taking into account the full complexity of the retail environment.


"Belltech's long and successful experience in large and complex projects in high technology solutions, combined with our deep knowledge of the Retail Business, will complement Retalix's advanced technology and world class solutions to deliver a powerful alliance in the South Cone," commented Rodney Everard, CEO of Belltech. "We are confident that our alliance with Retalix will turn into a highly successful introduction of Retalix's unique portfolio of synchronized retail solutions into Argentina, Chile and Peru."


"We view Latin America as a strategic part of our long-term growth plans," said Barry Shaked, CEO of Retalix Ltd. "Belltech, with its many years of experience delivering advanced enterprise software systems to corporate customers in Argentina, Chile and Peru, is an excellent choice as a partner to market and support our products in this region. Belltech's retail division has already identified some excellent customer prospects, and we are excited about this relationship's potential to contribute to Retalix's future growth in these key Latin American markets."



About Belltech
Belltech is a prominent provider of advanced IT and communications solutions in South America. With presence in Argentina, Chile and Peru, Belltech has 500 customers in the region and annual revenues of US$ 14.5 million. Belltech's Retail division is focused on design, implementation and support of advanced IT and communications and store automation solutions. Belltech is a Platinum Business Partner of Avaya and is also a representative of Nice, Aspect, 3Com, Telesoft, Fujitsu, Aloha/Radiant and British Telecom.


About Retalix Ltd.
Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain management operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Plano, Texas.


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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